Mail Stop 6010

								February 1, 2006


Paul E. Berger, M.D.
President and Chief Executive Officer
NightHawk Radiology Holdings, Inc.
250 Northwest Boulevard, Suite 202
Coeur d`Alene, Idaho 83814

	Re:	NightHawk Radiology Holdings, Inc.
		Registration Statement on Form S-1, Amendment 4
		Filed January 24, 2006
		File No. 333-128820

Dear Dr. Berger:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Dilution, page 26

1. Please expand your disclosure to clarify that your historical net tangible book value amounts excludes redeemable common and preferred stock totaling $25.2 million.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Recent Developments - Fourth Quarter Financial Performance, page
32

2. Please balance your disclosure to discuss the estimate of your net income (loss) for the fourth quarter and the year ended December
31,
2005.

Summary Compensation Table, page 75

3. We note you now include 2005 executive compensation
information.
It appears you deleted the 2004 information.  Please include the
2004
information in the filing in addition to the 2005 information.
See
Instruction to Item 402(b) of Regulation S-K.

NightHawk Radiology Holdings Inc. and Subsidiaries Financial
Statements

Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-9

Note 9.  Employee Benefits and Stock Plans, page F-17

4. We note your disclosure of an assumed initial offering price of $13.00 per share. Please provide the following additional disclosure for equity instruments granted during the nine months ended
September
30, 2005 or the year ended December 31, 2005, as appropriate:

a. For each grant date: the number of options or shares granted, the exercise price, and the fair value of the common stock.

b. Disclose how the exercise price and fair value of the common stock was determined.

c. If a valuation was used to assist management in determining the fair value of your common stock, disclose whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party.

d. If you did not obtain a contemporaneous valuation performed by an unrelated party, please expand your disclosure in MD&A to provide the following:

* Discuss the significant factors, assumptions, methodologies used in determining fair value.
* A discussion of each significant factor contributing to the difference between the fair value as of the grant date and the estimated IPO price.
* Discuss the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Exhibit 5.1: Legal Opinion

5. We note you filed the legal opinion with this amendment 4. The last sentence of the second paragraph reads, "We are not licensed to practice law in the State of Delaware, and our opinions as to the Delaware General Corporation Law are based solely on our review of standard compilations of the official statutes of Delaware and without reference to its conflict of law rules." Please delete this sentence.

* Although we do not object to counsel rendering an opinion on Delaware law when it is not licensed in Delaware, the explicit statement that counsel is not licensed in Delaware may be interpreted as a qualification.
* If counsel is unable to provide an opinion that excludes the qualification that the opinion is "based solely on our review of standard compilations of the official statutes of Delaware and without reference to its conflict of law rules," then it may be necessary for you to obtain counsel in that jurisdiction.

6. We note the opinion with respect to both the primary shares and the secondary shares is based on the "Delaware General Corporation Law."
Please confirm to us that the reference and limitation to "Delaware
General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See section VIII.A.14 of the Division of Corporation Finance`s Current Issues and Rulemaking
Projects (Nov. 14, 2000), available at www.sec.gov.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Patrick J. Schultheis, Esq.
	Mark J. Handfelt, Esq.
	Mark A. Callon, Esq.
	Wilson Sonsini Goodrich & Rosati Professional Corporation
	701 Fifth Avenue, Suite 5100
	Seattle, Washington 98104
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Paul E. Berger, M.D.
NightHawk Radiology Holdings, Inc.
February 1, 2006
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